Exhibit 99.1


                           [Wynnefield Capital, Inc.]
                         [450 Seventh Avenue, Suite 509]
                              [New York, NY 10123]


                                                               February 24, 2003


To the Board of Directors
Phoenix Gold International, Inc
9300 North Decatur Street
Portland, OR 97203

Dear Sirs:

Once again, Wynnefield has received a substantial majority of non-management/director shares voting IN FAVOR of our cumulative voting proposal. Assuming that all management/director shares were voted against the proposal, 62% of total outsider shares voted in favor. More importantly, when we exclude the 264,722 shares not voted at all, WYNNEFIELD RECEIVED 89% OF OUTSIDER VOTING SHARES. Once again, an overwhelming majority of outside shareholders want insiders to give outside shareholders at least a sole voice on the Board. As we have stated in various forums, WYNNEFIELD BELIEVES THE "INDEPENDENT" DIRECTORS CURRENTLY CHARGED WITH REPRESENTING OUTSIDE SHAREHOLDERS HAVE BEEN SATISFIED WITH THE STATUS QUO. AS THE COMPANY'S RECENT PROXY INDICATES, THE STATUS QUO HAS ILL SERVED ALL EQUITY HOLDERS.

Considering that you have a limited number of outside holders owning more than a thousand shares, Wynnefield did not run a proxy solicitation. Doing so however, would have likely increased the vote tally in our favor. We realize that we outside shareholders cannot win the overall vote without the cooperation of your entrenched management.

We think it is significant and representative of Phoenix Gold's approach to its public company responsibilities that Keith Peterson failed to appear at the annual shareholder meeting on February 11, 2003. This is the one time in a year when he has to address and make himself available to the people whose money he is using. We do not say that other work is not important, but IT IS A PRIMARY AND FUNDAMENTAL OBLIGATION OF THE CHAIRMAN/CEO OF A PUBLIC COMPANY TO BE AVAILABLE TO SHAREHOLDERS AT THE ANNUAL MEETING. In our thirty years of investing, this is the first time we have seen the senior executive of a company not appear at its annual meeting.

We can well understand why a few years ago you changed your historic pattern of releasing earnings before the annual meeting. WHY SUBJECT YOURSELVES TO FURTHER SCRUTINY AND INQUIRY IN A PUBLIC FORUM? You barely waited until our tail lights were out of the driveway before releasing results that would have further confirmed the fact that Phoenix Gold continues its history of inability to successfully execute a business plan. Looking back on the press release of December 22, 2000 relating to the acquisition of AudioSource assets, the idea was to penetrate the home theater market through expanded channels of distribution at new price points. That press release also touted the services of a specialized consulting firm to "manage the combined AudioSource and


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Carver Professional operations." THE RESULT? LAST QUARTER, SPEAKER SALES WERE
DOWN (AS COMPARED TO THE CORRESPONDING QUARTER LAST FISCAL YEAR) A DRAMATIC 60% "DUE TO A DECREASE IN SALES OF AUDIOSOURCE PRODUCTS."

In the meantime, we observe from the company's 10Q for the December '02 quarter that selling, general and administrative (SG&A) expenses have gone up $144,000 or 9.2% during the quarter. What shareholder benefit could there be in this, particularly, the $54,000 attributable to historically ineffective G&A?

The $2.5 million you misspent on the AudioSource adventure could and should have been applied to a program to create a reasonable exit for your outside shareholders. The proper venue for this kind of continued failure to execute is a private company or at least one that is a division of a larger successful business. Were the company taken private or acquired, those of us that have put our faith in your firm for so many years could stop being punished by your missteps.

Wynnefield will continue to press for a program to give all outside shareholders the opportunity for a proper and orderly exit. As you can see since the meeting and your release, your stock is now trading at a third of book value and approaching historic lows. How can management defend this kind of performance and how can outside directors support it?

A year ago, concerns about your inability to build value for long-term shareholders were strong enough to motivate us to incur considerable effort and expense to introduce our cumulative voting proposal. The proposal last year also received overwhelming endorsement of outside non-director/management voters. Events of the last year, relating not only to Phoenix Gold but to governance requirements and equity markets as a whole, have convinced us that OUR EFFORT TO RELEASE MINORITY SHAREHOLDERS TRAPPED BY ILLIQUID INVESTMENTS IN MANAGEMENT DOMINATED COMPANIES HAS A NATIONAL RESONANCE. Phoenix Gold is a "poster child" for corporations disregarding the need to create value and liquidity for minority outside shareholders under the cover of the business judgment doctrine.

On the basis of its long standing inability to fulfill its IPO mandate and the increased costs of remaining independently public, Wynnefield believes that Phoenix Gold is ethically obligated to seek a solution creating a FAIR exit opportunity for trapped outside minority shareholders. IF PHOENIX GOLD CONTINUES TO IGNORE THIS IMPERATIVE, THROUGH THE ACTION OR INACTION OF MANAGEMENT, THE OUTSIDE DIRECTORS OR BOTH, WYNNEFIELD WILL CONTINUE TO DRAW PUBLIC ATTENTION TO THIS ISSUE.

Sincerely,


Nelson Obus
President
Wynnefield Capital, Inc.